BARNES & THORNBURG llp
http://www.btlaw.com	300 Ottawa Avenue NW
Suite 500
Grand Rapids, MI 49503-2311

Switchboard: (616) 742-3930
Fax: (616) 742-3999
Direct Dial: (616) 742-3933
R. Paul Guerre	E-mail: pguerre@btlaw.com

December 23, 2008

Larry Spirgel, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3720

Re:	MISCOR Group, Ltd. (“MISCOR”)
Form 10-K (“10-K”) for the fiscal year ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the quarterly period ended September 28, 2008
File No. 000-52380

Dear Mr. Spirgel:

By letter dated November 21, 2008, your office provided comments on the above-referenced filings. We submitted MISCOR’s responses to those comments by letter dated and filed with the Securities and Exchange Commission on December 19, 2008 (the “Prior Response Letter”). The purpose of this letter is to supplement the response provided to comment #7 of your November 21, 2008 letter.  I have reproduced your comment #7 in bold below followed by MISCOR’s supplemental response in regular type.

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Form 10-Q for the quarterly period ended September 28, 2008

Note G – Revolving Credit Line, page 10

7.           We note that as of September 28, 2008 you were not in compliance with one of your financial covenants related to the Wells Fargo Revolving Line of Credit.  Further we note that you were not in compliance with a covenant at June 29, 2008.  In both cases, we note that you received a waiver.  Provide us with more details of each of the covenants that were in violation.  It is unclear from your current disclosures whether or not the violations were of the same covenant.

Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 23, 2008

Please revise to provide more disclosure regarding your covenant violations, including the specific covenant that was in violation and the actual ratios/actual amounts versus the minimum/maximum ratios/amounts permitted under your line of credit for such covenant.  Further, disclose whether you expect to be in compliance with such covenants in future periods and explain in detail why you believe you will be in compliance.  Also, disclose whether you are able to access all of the amounts available under the revolving credit line if you are not in compliance with all of your covenants.  Are there any limitations to what you can continue to draw on the line?  Provide us with your proposed disclosures.

Supplemental Response:  The response to this comment in the Prior Response Letter provided in part a description of MISCOR’s proposed disclosure in Footnote G, Revolving Credit Line, identifying such footnote as part of its annual financial statements.  Footnote G, however, is part of MISCOR’s interim unaudited financial statements for the nine months ended September 28, 2008.

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MISCOR Acknowledgements

MISCOR acknowledges that:

•	MISCOR is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in respond to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	MISCOR may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Larry Spirgel, Assistant Director
Securities and Exchange Commission
December 23, 2008

We appreciate your review of MISCOR’s responses to your comments.  Should you have additional comments or questions, please contact me at 616.742.3933.

Very truly yours,

/s/ R. Paul Guerre

R. Paul Guerre

cc:	John A. Martell
Richard J. Mullin
James M. Lewis
Joseph W. Beach
James Kochanski
Richard L. Mintz